J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

June 15, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Kasey Robinson

Re:	Cyteir Therapeutics, Inc.

Registration Statement on Form S-1

Registration File No. 333-256601

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Cyteir Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it will be declared effective at 4:30 PM, Washington, D.C. time, on June 17, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as the Representatives, wish to advise you that approximately 1000 copies of the Preliminary Prospectus, dated June 14, 2021 and included in the above-referenced Registration Statement, as amended, were distributed during the period from June 14, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as the Representatives, each confirm on behalf of ourselves and the other participating underwriters that we will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

Very truly yours,
J.P. MORGAN SECURITIES LLC MORGAN STANLEY & CO. LLC BOFA SECURITIES, INC.

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
	Name:	David Ke
	Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Chirag D. Surti
	Name:	Chirag D. Surti
	Title:	Vice President

BOFA SECURITIES, INC.
By:	/s/ Greg Butz
	Name:	Greg Butz
	Title:	Managing Director

[Signature Page to Acceleration Request – Underwriters]